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VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Jeff Kauten

Jan Woo

Melissa Kindelan

Christine Dietz

Re:	ironSource Ltd.

Registration Statement on Form F-4

Filed on March 26, 2021

CIK No. 0001837430

Ladies and Gentlemen:

On behalf of ironSource Ltd. (the “Company”), we submit this letter to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). We are hereby filing a Registration Statement on Form F-4 (the “F-4 Filing”). In a letter dated March 3, 2021, (the “Comment Letter”) the Staff provided comments on a confidential draft registration statement on Form F-1 (“Prior Submission”), and we are submitting our responses to those comments with this filing.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Prior Submission and page references in the responses refer to the F-4 Filing. Unless otherwise indicated, capitalized terms herein will have the meanings assigned to them in the F-4 Filing.

Prospectus Summary, page 1

1.

Please disclose that shareholders who are party to the shareholders’ rights agreement have agreed to exercise their voting rights to ensure that at least one nominee designated by the CVC Vehicle will be elected to serve as a member of your board of directors.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that in connection with the Transactions, we entered into a Second Amended and Restated Shareholders’ Rights Agreement and that, generally, all rights to appoint directors will terminate upon the closing of the Transactions. Under that agreement, the CVC Vehicle’s right expires following that initial election of the CVC Vehicle designee and is furthermore conditioned on the CVC Vehicle and certain of its affiliates holding at least 15% of our issued and outstanding share capital immediately prior to the Transactions. In addition, pursuant to the Sponsor Support Agreement, the Sponsor has the right to designate one individual (the identity of such designee identity is generally subject to the prior consent of ironSource, and ironSource has consented in advance to the designation of Mr. Bravo, who is the Chairman of the board of directors of TBA) to be appointed to ironSource’s board of directors as of the closing of the Transactions. Currently serving directors who were appointed prior to the Transactions will continue to serve pursuant to their appointment until the annual meeting of shareholders at which the term of their class of directors expires. The Company has revised pages 212 and 232 of the F-4 Filing.

The Offering, page 15

2.

You disclose that this prospectus gives effect to the renaming of each issued and outstanding ordinary share as a Class A ordinary share and the distribution of one Class B ordinary share to the holders of each such issued and outstanding ordinary share. Please revise to clarify whether the “issued and outstanding ordinary share[s]” include the 2019 ordinary shares.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages vi and 21 of the F-4 Filing.

Summary Consolidated Financial Data, page 17

3.

We note the disclosure of adjusted EBITDA margin throughout your filing. Revise to also present the most directly comparable GAAP measure with greater prominence. Also, disclose why management believes the presentation of this non-GAAP measure provides useful information to investors. Refer to Item 10(e)(1)(i) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 17 and 18 of the F-4 Filing.

Risk Factors, Our business depends on our ability…, page 25

4.

Please further discuss the impact of device OEMs moving towards issuing a single SKU which would interfere with your customers’ ability to use your Aura solution suite. For example, to the extent material, disclose the percentage of your app installs that occur when a device is newly opened.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 28 of the F-4 Filing.

We rely on our customers…, page 26

5.	Please disclose the average length of your sales cycle to your large customers.

The Company respectfully acknowledges the Staff’s comment and has revised page 29 of the F-4 Filing.

Our business is subject to risks…, page 29

6.	Please disclose the percentage of your revenue that is derived from customers in the mobile gaming industry.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 32 of the F-4 Filing.

Our SVB Credit Agreement…, page 43

7.	Please clarify whether the credit agreement is secured by substantially all of your assets.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 46 of F-4 Filing.

Our amended and restated articles of association…, page 64

8.

We note that your forum selection provision identifies federal courts as the exclusive forum for claims brought pursuant to the Securities Act or Exchange Act. Please revise your prospectus to state that there is uncertainty as to whether a court would enforce such a provision.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 55 and 263 of the F-4 Filing.

Provisions of Israeli law…, page 65

9.	Please briefly describe each of the provisions in your amended and restated articles of association that require the approval of 65% of the total voting power to amend.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 69 of the F-4 Filing.

Cautionary Note Regarding Forward-Looking Statements, page 67

10.

Please note that reliance upon the safe harbor protections for forward-looking statements under the Private Securities Litigation Reform Act is not permitted in initial public offerings. See Section 27A of the Securities Act of 1933. Please either delete any references to the Private Securities Litigation Reform Act or make clear that the safe harbor does not apply to this offering.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 84 of the F-4 Filing.

Management’s Discussion and Analysis of Financial Condition and Result of Operations, Our Go To Market Approach, page 84

11.	Please revise to explain how gross customer retention rate is calculated. Refer to SEC Release No. 33-10751.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 176 of the F-4 Filing.

Non-GAAP Financial Metrics, page 87

12.	Revise to disclose the most directly comparable GAAP measure for Adjusted EBITDA and Adjusted EBITDA as % of revenue with greater prominence. Refer to Item 10(e)(1)(i) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 177 through 179 of the F-4 Filing.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2020, Revenue, page 93

13.

You indicate on page 87 that the Sonic publishing solution launch in February 2020, contributed significantly to your revenue growth. Please revise to disclose the amount of revenue generated from the publishing solution in 2020. Refer to Section III.D of SEC Release No. 33-6835.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 184 of F-4 Filing.

Business, Industry Background, page 102

14.

We note your disclosure regarding the size of the global and mobile gaming markets. Please balance this by disclosing the total market for in-app advertising placements in apps and games from which you generate a substantial majority of your revenue.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 144 and 145 of the F-4 Filing.

Principal Shareholders, page 149

15.	Please disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities owned by App Investments S.á.r.l.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 275 of the F-4 Filing.

16.	Please disclose the portion of each class of securities held in the United States and the number of record holders in the United States. Refer to Item 7.A.2 of Form 20-F.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 274 of the F-4 Filing.

Certain Relationships and Related Party Transactions, page 152

17.

Please file the agreements related to the spin-off transaction as exhibits to your registration statement. It appears that you have continuing obligations under the Transition Services Agreement, the Sub-Lease Agreement and the Spin-Off Lock-up Agreement. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has filed the Sub-Lease Agreement as an exhibit to the F-4 Filing. The Company respectfully advises the Staff that it believes it is not required to file the Transitions Services Agreement as such agreement is not material to the Company under Item 601(b)(10) as the total amounts due to the Company under the Agreement is approximately $120,000 in the aggregate. Further, in connection with the Spin-Off, certain of the Company shareholders entered into the Spin-Off Lock-up Agreement. The Company respectfully advises the Staff that it believes it is not required to file the Spin-Off Lock-up Agreement pursuant to Item 601(b)(10)(ii)(A) as the Company is not a party to such agreement. The Company is not bound by the terms of the Agreement and the Company has no obligations or rights under the Agreement. Accordingly, the Company does not believe that the agreement should be filed as an exhibit. The Company has revised page 231 of the F-4 Filing.

Rights of Appointment, page 153

18.	Please identify the shareholders that held rights to appoint members of your board of directors. Refer to Item 7.B. of Form 20-F.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 6, 126, 212 and 232 of the F-4 Filing.

Description of Share Capital and Articles of Association, Voting Rights, page 158

19.	Please briefly describe the circumstances under your amended and restated articles of association and under applicable law in which the Class A and Class B holders will vote as separate classes.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 256 of the F-4 Filing.

Underwriting, page 179

20.	Please disclose the exceptions to the lock-up agreements.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the F-4 Filing is not registering shares in connection with an underwritten offering and thus contains no “Underwriting Section.” In connection with the Transactions, holders representing a majority of the Company’s outstanding ordinary shares entered into a Shareholder Support Agreement pursuant to which such holders agreed to transfer restrictions regarding the Company Ordinary Shares beneficially held by them following the closing of the Transactions for a six month period following the Closing Date as described further on page 8 of the F-4 Filing. In addition, pursuant to the Sponsor Support Agreement, the Sponsor and certain directors of TBA agreed to transfer restrictions whereby, for a one year period following the closing of the Transactions, they may not sell or otherwise transfer any Company Ordinary Shares that are issued on account of the Class B ordinary shares of TBA that they hold subject to certain release rights as further described on page 7 of the F-4 Filing.

Notes to Consolidated Financial Statements, Note 2- Significant Accounting Policies, r. Revenue Recognition, page F-13

21.

You disclose that revenue is recognized when a bid is won and when a user installs an application after seeing an advertisement contracted on a cost-per-install or on a cost-per-impression basis. For cost-per-impression arrangements, clarify your disclosures and explain why revenue is not recognized until after a user installs an application.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that when the Company is contracting to only provide a number of impressions/ad views (regardless of the number of installations), the Company’s only performance obligation is to provide the amount of impressions/ad views. Therefore, for contracts that are on a cost-per-impression basis, Company satisfies its performance obligation immediately after the impressions are viewed by the user (and therefore recognize revenue at that point in time). Company will recognize revenue only after a user installs the application when the contract is on a cost-per-install basis. The Company has revised pages F-13 through F-15 of the F-4 Filing.

22.

We note that in the Sonic publishing solution that you generate revenue through in-app purchases. Tell us how much revenue was generated through these purchases and revise to disclose when revenue is recognized and whether amounts are presented on a gross or net basis.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that revenue generated through in-app purchases is less than 0.5% from the total revenue reported for the year ended December 31, 2020. There was no revenue from in-app purchases in 2019. In-app purchases revenue are part of Sonic publishing solution and are recognized at the gross amount charged to the users because Company is the principal in the transaction. Disclosure to that effect is provided on page F-14 of the F-4 Filing under “Principal vs Agent.” Company recognizes revenue from in-app purchases when our performance obligation is satisfied, that is dependent on the nature of the virtual item purchased. Company recognizes revenue from the sale of consumable virtual items at the time the items are consumed and from the sale of durable virtual items over the estimated playing period of paying users. Due to the de minimis amount of revenue from in-app purchases, Company does not believe that additional disclosure at this time would be meaningful to investors. Should the revenue from in-app purchases increase in the future Company will revise the disclosure in future filings.

23.

You disclose that you generate revenue in usage-based contractual arrangements with customers who leverage some of your other solutions. Please tell us how much revenue was generated from these other solutions in the periods presented. Also tell us and revise to clarify whether these other solutions are those discussed on page 83 and, to the extent they are not, please expand your revenue recognition policy disclosures accordingly to include them.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the revenue generated in usage-based contractual agreement is less than 2.5% and 0.5% from the total revenue reported for the years ended December 31, 2020 and 2019, respectively. The Company respectfully advises the Staff that the other solutions are the solutions discussed on page 83 as noted by the Staff. The Company has revised pages F-13 through F-15 of the F-4 Filing.

Note 10-Share-based Compensation, page F-32

24.

Please provide us with a breakdown of all share-based compensation awards granted in 2020 and 2021, including the fair value of the ordinary shares used to value each award. To the extent there was any significant fluctuations in the fair values, please describe for us the factors that contributed to such fluctuations, including any intervening event within the company or changes in your valuation assumptions or methodology. Please continue to update this analysis through effectiveness of the registration statement.

Response: The Company respectfully acknowledges the Staff’s comment and recognizes that this matter is of particular sensitivity to the Staff. The Company advises the Staff that the Company is continuing to prepare the analysis regarding the various fair values of the ordinary shares underlying the awards granted in 2021 in light of its recent shift to pursuing a business combination with Thoma Bravo Advantage rather than an initial public offering on Form F-1. In particular, the Company is evaluating certain of the factors that will inform its determination of the fair value of ordinary shares underlying recent share-based compensation awards. Therefore, in anticipation of receiving a similar comment in connection with the F-4 Filing, and to assist the Staff in its review of this matter, we intend to supplementally provide to the Staff the breakdown of all share-based compensation awards granted in 2020 and 2021, together with the complete analysis of the Company’s determination of the fair value of the ordinary shares underlying each award.

General

25.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully acknowledges the Staff’s comment and will provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at +44.20.7710.5820 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Joshua Kiernan

of LATHAM & WATKINS LLP

cc: (via	email)

Tomer Bar-Zeev, ironSource Ltd.

Assaf Ben Ami, ironSource Ltd.

Dalia Litay, ironSource Ltd.

Marc Jaffe, Latham & Watkins LLP

Ryan Maierson, Latham & Watkins LLP

Eyal Orgad, Latham & Watkins LLP

Michael J. Rosenberg, Latham & Watkins LLP